FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
     Conner, Mark A.
     7118 Beech Ridge Trail
     Tallahassee, Florida  32312

2.   Date of Event Requiring Statement (Month/Day Year)
     9/30/96

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     Killearn Properties, Inc. ("KPI")

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     x    Director
     x    10% Owner
     x    Officer (Give title below)
     --   Other (specify below)

     Chief Executive Officer

6.   If Amendment, Date of Original (Month/Day Year)
     N/A

7.   Individual or Joint/Group Filing (Check applicable line)
     x    Form filed by One Reporting Person
     ---  Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Beneficially Owned

1.   Title of Security
     Common Stock

2.   Amount of Securities Beneficially Owned
     315,250 Shares

3.   Ownership Form:  Direct (D) or Indirect (I)
     I

4.   Nature of Indirect Beneficial Ownership

     Includes 315,250 shares of Issuer owned by Proactive Technologies, Inc. (AMEX-"PTE"), of which Mark A. Conner is Chairman of the Board, President, and Chief Executive Officer. As of 9/30/96 Mark A. Conner owns a majority of the issued and outstanding shares of PTE. Mr. Conner disclaims beneficial ownership of PTE's shares in the Issuer.

Table II -     Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security
     N/A

2.   Date Exercisable and Expiration Date (Month/Day/Year)
     N/A

3.   Title and Amount of Securities Underlying Derivative Security
     N/A

4.   Conversion or Exercise Price of Derivative Security
     N/A

5.   Ownership Form of Derivative Security:
     N/A

     Direct (D) or Indirect (I)
     N/A

6.   Nature of Indirect Beneficial Ownership
     N/A

Explanation of Responses:

s/Mark A. Conner                   10/9/96
_____________________________      _____________
Signature of Reporting Person      Date